Exhibit 99.1

500.com Limited Completes Subscription for Shares of Loto Interactive Limited

SHENZHEN, China, March 31, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a cryptocurrency mining enterprise, today announced that it has completed its previously announced subscription for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198) ("Loto Interactive") at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash (the "Share Subscription"). Upon completion of the Share Subscription, the Company’s ownership of Loto Interactive increased to 54.3% and Loto Interactive became a subsidiary of the Company. The Share Subscription was announced on January 28, 2021.

Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co. Ltd ("Ganzi Changhe"), from two sellers for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash (“the Acquisition").

Ganzi Changhe was incorporated in 2019 and has access to a total power capacity of approximately 300 MW. Upon completion of the Acquisition, Loto Interactive’s ownership of Ganzi Changhe increased to 100%.

Pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, upon completion of the Share Subscription, the Company will be required to make a cash offer to acquire all the shares of Loto Interactive in issue (other than those already owned or agreed to be acquired by us and our parties acting in concert) at HK$0.75 per share. The Company will also make a cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers.

For further details of the unconditional mandatory cash offers mentioned above, please refer to the joint announcement made by us and Loto Interactive on the website of The Stock Exchange of Hong Kong Limited on January 28, 2021.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company ("BitDeer") operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the "BTC.com Pool Businesses"), to unfurl a comprehensive approach to cryptocurrency mining. 500.com Limited also was the first company in China to provide online lottery sales agent services, and was one of two enterprises approved by China's Ministry of Finance to engage in the online sports lottery sales agent business on a trial basis.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com